NO ACT

PO
12-23-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005638

January 20, 2011

John W. Currie
McNair Law Firm, P.A.
1221 Main Street
Suite 1700
Columbia, SC 29201



Received SEC
JAN 20 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-20-11

Re: SCANA Corporation
Incoming letter dated December 23, 2010

Dear Mr. Currie:

This is in response to your letter dated December 23, 2010 concerning the shareholder proposal submitted to SCANA by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

January 20, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: SCANA Corporation
Incoming letter dated December 23, 2010

The proposal relates to majority voting.

There appears to be some basis for your view that SCANA may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to SCANA's request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SCANA omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MCNAIR
ATTORNEYS

John W. Currie

jcurrie@mcnair.net
T (803) 799-9800
F (803) 933-1443

December 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SCANA Corporation
Shareholder Proposal by the Sheet Metal Workers' National Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company") (SEC File No. 1-8809). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify you of the Company's intent to exclude a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by the Sheet Metal Workers' National Pension Fund (the "Fund") from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Meeting"), and respectfully request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

Pursuant to Rule 14a-8(j) under the Exchange Act, we, on behalf of the Company, are:

(a) filing this letter with the Commission no later than 80 days before the date (March 14, 2011) on which the Company intends to file its definitive proxy statement and form of proxy for the 2011 Meeting with the Commission; and

(b) concurrently sending a copy of this correspondence to the Fund.

McNair Law Firm, P. A.
1221 Main Street
Suite 1700
Columbia, SC 29201

Mailing Address
Post Office Box 11390
Columbia, SC 29211

mcnair.net

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accompanying this request are the following items:

1. Initial correspondence received by the Company on November 23, 2010 containing the following:

   (a) letter from the Fund to the Company dated November 23, 2010 transmitting the Proposal and Supporting Statement (the "Proposal Letter") (Exhibit A); and

   (b) the Proposal and Supporting Statement (Exhibit B).

2. Letter from BNY Mellon Asset Servicing to the Fund dated December 3, 2010 (a copy of which was received by the Company on December 6, 2010) transmitting statements of the Fund's ownership of the Company's common stock at November 30, 2009 and November 30, 2010 and a report with respect to the Fund's transactions in the Company's common stock from November 30, 2009 through November 30, 2010 (the "Ownership Information") (Exhibit C).

3. The Ownership Information (Exhibit D).

4. Letter from the Company to the Fund dated December 7, 2010 (transmitted on that date by facsimile transmission and Federal Express) requesting additional documentation for the Fund's claim of ownership (Exhibit E).

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Fund via facsimile transmission as well as by overnight delivery service.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we hereby notify the Fund on behalf of the Company that if the Fund elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished in accordance with Rule 14a-8(k) to the Company at SCANA Corporation, MC D-133, 220 Operation Way, Cayce, SC 29033, Attention: Corporate Secretary, e-mail address gchampion@scana.com, fax number (803) 933-8076.

The Proposal

The Proposal requests that the Company's board of directors "initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Fund has not provided the requisite proof of share ownership in response to the Company's proper request for such proof.

Analysis

In the Proposal Letter, the Fund stated:

> "The Fund is the beneficial owner of approximately 3,055 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.
>
> "The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders."

On December 6, 2010, the Company received a copy of the Ownership Information. Because the earliest date on which share ownership was reported by the Ownership Information was November 30, 2009 and the date of the Proposal Letter was November 23, 2010, the Company sent a letter to the Fund on December 7, 2010 via facsimile transmission and Federal Express, notifying the Fund that it had failed to demonstrate that it satisfied the eligibility requirements necessary for the inclusion of the Proposal and Supporting Statement in the Proxy Materials for the 2011 Meeting. Specifically, the Company advised the Fund as follows:

> "Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, your Fund must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. Because the date of the proposal was November 23, 2010, the information provided by BNY Mellon does not demonstrate that your Fund is eligible to submit it.
>
> "In order for your Fund's proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this

letter establishing the Fund's eligibility under Rule 14a-8(b). Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter."

The Fund has provided no other information respecting its ownership of voting securities of the Company within the 14-day period provided by Rule 14a-8(f)(1).

The Fund has not demonstrated that the one-year continuous ownership requirement has been met

The Fund has failed to demonstrate that the shares of the Company voting securities on which it relies in order to submit the Proposal have been held by it for the time period required by Rule 14a-8(b). The Proposal was submitted to the Company on November 23, 2010. Because the Ownership Information does not demonstrate that the Fund owned any shares of the Company's common stock at any time prior to November 30, 2009, the Ownership Information does not demonstrate that the Fund has continuously owned at least $2,000 in market value, or one percent, of the Company's common stock for the requisite one-year period. Because the Fund has not provided any further evidence with respect to its ownership of the Company's common stock, it has failed to demonstrate that it has met the continuous ownership requirement of Rule 14a-8(b).

Conclusion

For the reasons stated above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (803) 753-3272, my colleague Jim Siokos at (803) 753-3247, or Gina Champion, the Company's Associate General Counsel and Corporate Secretary, at (803) 217-7568. My fax number is (803) 933-1443, and my email address is jcurrie@mcnair.net.

Very truly yours,



John W. Currie

JWC/jcs
Enclosures

Cc: Sheet Metal Workers' National Pension Fund

Exhibit A

Letter dated November 23, 2010 from the Sheet Metal Workers' National Pension Fund to SCANA Corporation transmitting shareholder proposal and supporting statement

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 803-217-7150 and via UPS]

November 23, 2010

Gina Champion, Corporate Secretary
SCANA Corporation
220 Operation Way, Mail Code D133
Cayce, South Carolina 29033

Re: Majority Vote Proposal

Ms. Champion:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SCANA Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,055 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Exhibit B

Shareholder proposal and supporting statement

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of SCANA Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, over 70% of companies in the S&P 500 have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

Exhibit C

Letter dated December 3, 2010 from BNY Mellon Asset Servicing to the Sheet Metal Workers' National Pension Fund transmitting statements of the Fund's ownership of the Company's common stock at November 30, 2009 and November 30, 2010 and a report with respect to the Fund's transactions in the Company's common stock from November 30, 2009 through November 30, 2010



BNY MELLON
ASSET SERVICING

December 3, 2010

Mr. Ken Colombo
Sheet Metal Workers National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax St
Suite 500
Alexandria, VA 22314-2075

RE: SCANA Corporation
BNY Mellon Account*** FISMA & OMB Memorandum M-07-16 ***
CUSIP: 80589M102

Dear Mr. Colombo:

In order to verify that the SMWNPF has been the beneficial owner of at least one percent or $2,000 in market value of SCANA Corporation common stock (CUSIP 80589M102) and that the Fund has continuously held the securities for at least one year, I have enclosed

- Holdings report for 11/30/09
- Holdings report for 11/30/10
- Transaction report for CUSIP 80589M102 for 11/30/09 though 11/30/10

If you need more information, please let me know. I can be reached at 412-234-0264 or via email at jana.lyons@bnymellon.com.

Sincerely,

Jana Lyons
Vice President

cc via UPS: Gina Champion, Scana Corporation

Exhibit D

BNY Mellon Asset Servicing statements of the Sheet Metal Workers' National Pension Fund's ownership of the Company's common stock at November 30, 2009 and November 30, 2010 and a report with respect to the Fund's transactions in the Company's common stock from November 30, 2009 through November 30, 2010

Pages 16 through 19 redacted for the following reasons:
- -

Exhibit E

Letter dated December 7, 2010 from SCANA Corporation to the Sheet Metal Workers' National Pension Fund requesting additional documentation for the Fund's claim of share ownership

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary



December 7, 2010

Via Fax No: 703 683-0932

Mr. Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Dear Mr. Colombo:

We are in receipt of your November 23, 2010 letter submitting a shareholder proposal for inclusion in our proxy statement for our next annual meeting of shareholders. We have also received a letter dated December 3, 2010 from BNY Mellon Asset Servicing providing information concerning your Fund's holdings of our common stock at November 30, 2009 and November 30, 2010 and providing information with respect to transactions in our common stock between those dates.

Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, your Fund must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. Because the date of the proposal was November 23, 2010, the information provided by BNY Mellon does not demonstrate that your Fund is eligible to submit it.

In order for your Fund's proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing the Fund's eligibility under Rule 14a-8(b). Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,



Gina Champion,
Corporate Secretary

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce, SC • 29033-3701